UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

(Name of Issuer)

ORDINARY SHARES, $0.001 PAR VALUE PER SHARE

 (Title of Class of Securities)

496880 105

 (CUSIP Number)

Tao Li
c/o Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
+86-29-88266368

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	496880 105	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) Tao Li
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization People’s Republic of China
number of shares beneficially owned by each reporting person with	7	sole voting power 6,529,905 shares
	8	shared voting power 0 shares
	9	sole dispositive power 430,798 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 6,529,905 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 46.6%
14	type of reporting person* HC, IN

CUSIP No.	496880 105	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER.

This statement relates to ordinary shares, $0.001 par value per share (“Ordinary Shares”), of Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed by Mr. Tao Li, a citizen of the People’s Republic of China.  Mr. Li’s principal address is c/o Kingtone Wirelessinfo Solution Holding Ltd, 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065.  Mr. Li is currently the Chairman of the issuer, and serves as Chairman, President and Chief Executive Officer of China Green Agriculture, Inc. (NYSE: CGA).

During the last five years, Mr. Li (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the transaction described in Item 4 below, Mr. Li acquired beneficial ownership over 6,099,107 Ordinary Shares.

Subsequently, Mr. Li acquired an aggregate of 430,798 American Depositary Shares, with each American Depositary Share representing one Ordinary Share (“ADSs”), on the Nasdaq Capital Market as follows: (i) 75,798 ADSs on September 9, 2010 at an average purchase price of $2.3266 per ADS, (ii) 25,000 ADSs on September 10, 2010 at purchase price of $2.40 per ADS, (iii) 25,000 ADSs on September 13, 2010 at purchase price of $2.32 per ADS, (iv) 25,000 ADSs on September 14, 2010 at purchase price of $2.35 per ADS, and (v) 280,000 ADSs on September 17, 2010 at purchase price of $2.15 per ADS.  These purchases were made for Mr. Li’s own account from his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Issuer conducts its operations through its contractually-controlled subsidiary Xi’an Kingtone Information Technology Co., Ltd., a PRC limited liability company (“Kingtone Information”).  In December 2009, the Issuer consummated a number of related transactions through which it acquired contractual control of Kingtone Information.  Xi’an Softech Co., Ltd. (“Softech”), a company organized under the laws of the PRC as a wholly foreign-owned enterprise of the Issuer, entered into a series of agreements (the “Control Agreements”) with Kingtone Information and the shareholders of Kingtone Information pursuant to which Softech was granted full managerial and economic control over Kingtone Information, effectively rendering Kingtone Information a contractual subsidiary of Softech.  In exchange for causing Kingtone Information to enter into the Control Agreements, the shareholders of Kingtone Information received the right to acquire Ordinary Shares, through call option agreements with certain nominee record shareholders of the Issuer, in approximately the same relative ownership percentage as they held in Kingtone Information prior to the Issuer’s initial public offering consummated in May 2010 (the “IPO”).

Mr. Li subsequently entered into a Call Option Agreement (the “Call Option Agreement”) with Xtra and its sole shareholder (collectively the “Seller”) dated as of December 15, 2009.  Pursuant to the terms and conditions of the Call Option Agreement, Mr. Li is entitled to purchase up to an aggregate of 6,099,107 Ordinary Shares (the “Option Shares”) at a price of $0.001 per share, subject to certain vesting conditions. As of the date hereof, 3,049,554 of the Option Shares have vested because Mr. Li satisfied the first vesting condition of the Call Option Agreement by entering into an employment agreement with Softech for a term of not less than five years.  In the future, (i) if Softech achieves not less than $500,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2010, 1,219,821 of the Option Shares will vest; (iii) if Softech achieves not less than $1,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2011, 1,219,821 of the Option Shares will vest; and (iv) if Softech achieves not less than $2,000,000 in consolidated after-tax net income as determined under US GAAP for the fiscal year ending September 30, 2012, 609,911 of the Option Shares will vest. Under the Call Option Agreement, the Seller also irrevocably appointed Mr. Li with the exclusive right to exercise, on its behalf, all of the voting rights of the Option Shares regardless of whether the Option Shares have vested. Additionally, the Call Option Agreement grants Mr. Li the right to all distributions made by the Issuer, including without limitation, dividends, in respect of the Option Shares.

Prior to the IPO, the Call Option Agreement provided Mr. Li with beneficial ownership of 60.99% of the issued and outstanding Ordinary Shares of the Issuer, providing Mr. Li with approximately the same relative ownership percentage in the Issuer as he held in Kingtone Information.

Additionally, as stated in Item 3 above, Mr. Li acquired an aggregate of 430,798 ADSs on the Nasdaq Capital Market for his own account on various dates between September 9, 2010 to September 17, 2010.

CUSIP No.	496880 105	Page 4 of 5

From time to time Mr. Li may make future purchases of ADSs on the open market should he find the price of such ADSs attractive.  Except as set forth herein, Mr. Li does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Li may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), as of September 23, 2010, the Issuer had 14,000,000 Ordinary Shares issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, Mr. Li has sole power to vote 6,529,905 Ordinary Shares, which constitutes approximately 46.6% of the Issuer’s 14,000,000 outstanding Ordinary Shares.  Mr. Li has the power to direct the disposition of 430,798 Ordinary Shares.  Except as described in this Schedule 13D, Mr. Li has not effected any transactions in the Ordinary Shares during the past 60 days.  Mr. Li has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares he beneficially owns.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the Call Option Agreement contained in Item 4 is incorporated herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Call Option Agreement, dated December 15, 2009, between Mr. Tao Li, Xtra Heights Management Ltd. and Sha Li.

CUSIP No.	496880 105	Page 5 of 5

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2010	/s/ Tao Li
Tao Li